New Gold Inc. - New Afton Copper-Gold Project
Section 60 East - Viewed From West
Underground Infill Drilling Results Compared to Resource Model

January 12, 2006



2K-18
Ref Line
200 m
Decline
AF52
AF56
AF53
UA-43
UA-42
400 m
2K-16
UA-41
AF85
600 m
UA-40A

2004 Resource Block Model

- Outline of Mineralization (limit of Detectable Cu & Au)
- **Cu Eq 1.00 - 1.50 %
- **Cu Eq > 1.50 %

* Using: Cu $0.85/lb; Au $375/oz; Ag $5.25/oz; Pd $200/oz
** Kriged Cu Equivalent *(%)

Diamond Drilling

- UA-43 — Current Underground Infill Program
- A, B — Interval Defined in Table 3
- Current Intersections >1.5% Cu Eq.
- Current Intersections 1.0-1.5% Cu Eq.
- AF52 — Previous Surface Exploration Program
- Underground Exploration Decline/Cross-Cut